

Mail Stop 4546

April 25, 2017

Anatoly Dritschilo, M.D.
Chief Executive Officer
Shuttle Pharmaceuticals, Inc.
1 Research Court, Suite 450
Rockville, Maryland 20850

>   **Re: Shuttle Pharmaceuticals, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 7, 2017**
>   **File No. 333-215027**

Dear Dr. Dritschilo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2017 letter.

Financial Statements for the Fiscal Year Ended December 31, 2016
Notes to Financial Statements
Note 3 Summary of Significant Accounting Policies
Research and Development Expenses, page F-8

1.   In response to prior comment 7, you appear to be saying that you recognize the cost reduction when costs of the contract incurred matches the reimbursements. Please clarify in the filing your accounting policy and what is meant by "all attaching conditions will be complied with."

Financial Statements for the Quarterly Period Ended September 30, 2016
Balance Sheets, page F-12

2.   Your response to prior comment 9 does not explain why you believe that the aggregation of equity contribution with accumulated deficit at December 31, 2015 is appropriate upon the reorganization to a corporation. Please tell us why you believe this presentation is appropriate for your scenario.

You may contact Keira Nakada at (202) 551-3659 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Dale S. Bergman, Esq.
        Gutiérrez Bergman Boulris, PLLC